                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: January 27, 2003            By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                                         [LOGO]



               AT&T CANADA ANNOUNCES CHANGE TO BOARD OF DIRECTORS

TORONTO, ONTARIO (JANUARY 27, 2003) - AT&T Canada Inc., Canada's largest competitor to the incumbent telephone companies, today announced a change in the composition of its board of directors.

The three representatives of Brascan Financial Corporation - Jeffrey Blidner, Robert Harding and George Myhal - have resigned their seats on the basis that Brascan will not hold an equity interest in AT&T Canada upon implementation of AT&T Canada's restructuring plan filed on January 22, 2003.

Purdy Crawford, AT&T Canada's Chairman of the Board, said, "On behalf of the Board, I would like to thank these three directors for their contributions to our Board. The fact that we are poised to emerge from our restructuring as an independent and a financially stronger company is a credit to the Board. These three individuals representing Brascan have been most constructive throughout our restructuring process."

The vacancies created by today's announcement will not be filled. The remaining six directors will continue to serve until a new board assumes office upon implementation of the restructuring plan. The new board's nominees, identified in the plan itself, include some of Canada's top business and telecom leaders:
Purdy Crawford, John McLennan, Gerald E. Beasley, William A. Etherington, Deryk
I. King, Ian D. Mansfield, Ian M. McKinnon, Jane Mowat and Daniel F. Sullivan.

With the recent filing of AT&T Canada's restructuring plan and the establishment of new commercial agreements with AT&T Corp., the Company expects to emerge from CCAA proceedings at the end of March, 2003.

ABOUT THE COMPANY:
AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Visit AT&T Canada's web site, www.attcanada.com for more information about the Company.
-----------------

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and


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uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR including the Information Circular filed today.


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:
May Chiarot                                 Brock Robertson
(416) 345-2342                              (416) 345-3125
may.chiarot@attcanada.com                   brock.robertson@attcanada.com

                                            Dan Coombes
                                            (416) 345-2326
                                            dan.coombes@attcanada.com


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